Marianne Drost Senior Vice President Deputy General Counsel & Corporate Secretary
Verizon Communications
140 West Street, 29th fl.
New York, New York 10007

Phone 212-395-1783
Fax 908-766-3813
marianne.drost@verizon.com

November 6, 2007

Kathleen Krebs

Special Counsel

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Definitive Revised Schedule 14A
Filed March 28, 2007
File No. 1-08606

Dear Ms. Krebs:

Verizon Communications Inc. (Verizon) is submitting this response to your letter of September 27, 2007 to Ivan Seidenberg, Chairman and Chief Executive Officer of Verizon. The numbered paragraphs below correspond to the paragraphs in your letter, with the staff’s comments italicized and followed by Verizon’s response.

Structure and Practices of the Board of Directors, page 3

1. Please disclose the “specified information” in your bylaws that a shareholder must provide you in order to nominate a director candidate. See Regulation S-K Item 407(c)(2).

Verizon will summarize in future filings the specified information required by our Bylaws. This information includes the name, record address and share ownership of the shareholder making the nomination, and the nominee’s name, age, business and residence addresses, principal occupation, and share ownership.

November 6, 2007

Compensation Discussion and Analysis, page 23

2. You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the committee makes in determining base salary levels and incentive compensation amounts. For example, on page 26, you disclose that “individual salary levels reflect the executive’s scope of responsibility, performance and experience.” Likewise, on page 27, you disclose that, in setting the target values of a short-term incentive plan award, the committee “primarily takes into consideration an individual’s scope of responsibility.” Please disclose more specifically how the committee’s consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 407(b)(2)(vii).

To the extent that future consideration of individual performance and other subjective factors results in changes to compensation, Verizon will disclose in future filings how that consideration resulted in the amounts earned. As disclosed on page 26 of the proxy statement under the sub-caption “Base Salary,” the Committee, and the independent members of the Board, did not adjust the base salary level or annual or long-term incentive target opportunities for any of the named executive officers in 2006.

Role of Employees and Consultants, page 25

3. To assist shareholders in understanding how the committee determined the elements and level of executive compensation, generally describe the kind of information in the “tally sheets, career compensation analyses, and internal pay equity analyses” mentioned on page 25 and discuss how this information is used in the compensation process.

Verizon will disclose in future filings the type of information in the tally sheets, career compensation analyses and internal pay equity analyses provided to the Committee and how the information is used in the compensation process by the Committee. Currently, the information includes all key elements of prior years’ compensation earned and/or paid (base salary and incentives) plus all obligations for present and projected compensation (assuming the named executive officer remains an employee for the years covered by the tally sheets), as well as an analysis of what each named executive officer would receive under various hypothetical termination situations, including retirement, death, disability and involuntary terminations.

Elements of Compensation, page 26

Annual Incentive Compensation – The Verizon Short-Term Incentive Plan, page 26

4. On page 27 you disclose the company financial performance targets the committee considered in determining short-term incentive awards. You also disclose that the committee considered two non-financial measures. For each named executive officer, please disclose the performance targets for these non-financial measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Also, disclose how difficult it would

November 6, 2007

be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer’s achievement levels for that performance measure.

Similarly address the undisclosed company target and threshold levels in the following subsection regarding long-term incentive awards.

Verizon will disclose in future filings the performance targets for non-financial measures to the extent that such disclosure does not result in competitive harm within the meaning of Instruction 4 to Item 402(b) of Regulation S-K. If Verizon concludes that such disclosure would result in competitive harm, Verizon will provide the alternative disclosure required by Instruction 4. Verizon will disclose in future filings the long-term incentive award target and threshold levels used by the Committee for any awards paid.

As disclosed on pages 27-28 of the proxy statement, for 2006 the non-financial measures that the Committee considered in determining short-term incentive awards were customer service and diversity. For Mr. Seidenberg’s, Mr. Barr’s and Ms. Toben’s short-term incentive awards, the Committee based 25% of the award on meeting a corporate customer service target (which is a composite of the business unit targets) and 5% of the award on meeting a corporate diversity target of 48.6% workforce composition and 50% new hires and promotions.

For Mr. Babbio’s and Mr. Strigl’s short-term incentive awards, the Committee based 25% of the award on meeting a business unit customer service target and 5% of the award on meeting a business unit diversity target.

For Mr. Strigl’s unit, the customer service target was based on achieving results for first-call resolution, ineffective attempts and lost calls that showed no degradation from the prior year’s results, and on exceeding the performance of other wireless companies in 75% of the areas in baseline network testing. Verizon Wireless achieved 90.4% of its aggregate customer service target. The diversity target was $850 million in diversity supplier spending and 50% of hires and promotions and 83.8% of the target was achieved in 2006.

For Mr. Babbio’s unit, the customer service target was based on a composite score of 87.3% on a Customer Care Index (which included provisioning, repair and maintenance, and receivables management). 96.4% of the aggregate customer service target was achieved in 2006. The diversity target was 50.6% workforce composition and 50% of hires and promotions and 100% of the diversity target was achieved in 2006.

As disclosed on page 30 of the proxy statement, for the 2006 long-term incentive awards, the threshold payout can be achieved if Verizon’s relative total shareholder return for the 2006-2008 performance period is at the 20th percentile when compared to

November 6, 2007

Verizon’s Industry Peers and to the Standard & Poor’s 500 Index. The target payout can be achieved based on a variety of combinations of Verizon’s relative total shareholder return when compared to Verizon’s Industry Peers and the S&P 500 index. For example, the target award would be achieved if Verizon’s results were at the 55th percentile when compared to Industry Peers and the 50th percentile when compared to the S&P 500 index. The Human Resources Committee has determined to weight the comparison to the Industry Peers at 60% and the performance of the S&P 500 Index at 40% when determining the actual payout amount.

5. You disclose on page 24 that the performance goals for Messrs. Babbio and Strigl under the annual incentive plan were based upon “the performance of their particular business unit” in addition to overall company performance. Please indicate the relative weight the committee gave to business unit performance versus overall company performance in determining each officer’s awards. Disclose whether the same performance goals described on page 27 were used in the committee’s determination of business unit performance. If they were not the same, please disclose the performance goals the committee used and how the committee’s consideration of the performance goals resulted in the amount awarded to each officer. Disclose the business unit targets for each officer or provide us with a supplemental analysis consistent with comment above.

Verizon will disclose in future filings the relative weight the Committee gives to business unit performance versus overall company performance in determining the award of each named executive officer. Verizon will also disclose in future filings the performance goals considered by the Committee in that determination, to the extent that such disclosure does not result in competitive harm within the meaning of Instruction 4 to Item 402(b) of Regulation S-K. If Verizon concludes that such disclosure would result in competitive harm, Verizon will provide the alternative disclosure required by Instruction 4.

For 2006, 25% of Mr. Babbio’s payout was based upon the corporate adjusted earnings per share target of $2.53. As disclosed on page 28 of the proxy statement, Verizon’s 2006 adjusted earnings per share were $2.54. The remaining portion of his award was based upon revenue (15% weighting) and income (30% weighting) targets for Verizon’s Wireline business unit, both as adjusted for the effect of the core operations of the recently acquired MCI and related business which were in the process of being restructured and streamlined; and, as discussed in response to Staff Comment 4 above, customer service (25% weighting) and diversity (5% weighting). For 2006, the unit achieved 97.5% of the revenue target of $34.16 billion and 92.6% of the income target of $1.94 billion.

For 2006, 25% of Mr. Strigl’s payout was based upon the corporate adjusted earnings per share target of $2.53. The remaining portion of his award was based upon business unit targets: revenue of $37.36 billion (15% weighting), income of $2.75 billion (30% weighting), and, as discussed in response to Staff Comment 4 above, customer service (25% weighting) and diversity (5% weighting). Verizon Wireless achieved 101.8% of its revenue target and 108.4% of its income target in 2006.

November 6, 2007

6. You disclose on page 27 that the committee established company performance targets of adjusted earnings per share. Please disclose the special and non-recurring items you eliminated from income in establishing the adjusted earnings per share target.

Verizon will disclose in future filings the special and non-recurring items eliminated from income in establishing an adjusted earnings per share target. For the 2006 target, those items were:

•

Gains or losses and transaction-related costs associated with the spin-off or sale of the company’s domestic yellow pages operations and its communication operations in the Caribbean and Latin America;

•	Net income included in the business plan for the period of time subsequent to the actual spin-off or sale of the operations referred to above;

•	Expenses associated with the integration of the newly acquired MCI operations including severance related charges;

•	Gains and costs associated with the sale of the Company’s headquarter facility in New York and the separation or relocation of affected employees and activities;

•	The cost of retiring indebtedness in advance of its scheduled maturity; and

•	The cumulative impact of mandated changes to financial accounting standards during the year.

Compensation Tables, page 38

Severance and Change in Control Benefits, page 43

7. You disclose in note one to each officer’s table that, regarding long-term incentives, “award values were calculated utilizing year to date projections of [total shareholder return] attainment.” Please discuss all of the material assumptions underlying your estimate of total shareholder return attainment and, thus, of long-term incentive payments, in the tables. For example, discuss to what extent your estimate of total shareholder return attainment deviates from the performance objective. See Instruction 1 to Regulation S-K Item 402 (j)

For purposes of the disclosure in these tables, Verizon did not estimate total shareholder return attainment. As noted on page 43, Verizon used the actual performance as of year-end 2006 for each of the outstanding performance cycles. Thus, the disclosure in the tables assumes that the 2005 and 2006 award cycles would have ended on December 29, 2006.

Verizon acknowledges that:

•	Verizon is responsible for the adequacy and accuracy of the disclosure in the filing;

November 6, 2007

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Verizon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions.

Sincerely,

/s/ Marianne Drost

cc: Ivan G. Seidenberg